Ryerson Inc.

Joseph T. Ryerson & Son Inc.

227 W. Monroe, 27th Floor

Chicago, IL 60606

July 16, 2013

VIA EDGAR

Justin Dobbie

Legal Branch Chief

Division of Corporation Finance

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549

Re:	Ryerson Inc. and Joseph T. Ryerson & Son, Inc.

Registration Statement on Form S-4 (File No. 333-189642)

Dear Mr. Dobbie:

In connection with the above-referenced Registration Statement on Form S-4 (File No. 333-189642), which was filed by Ryerson Inc. (“Ryerson”) and Joseph T. Ryerson & Son, Inc. (together with Ryerson, the “Issuers”) with the U.S. Securities and Exchange Commission (the “Commission”) on June 27, 2013, as amended by Amendment No. 1 filed with the Commission on the date hereof, relating to the offer to exchange (the “Exchange Offer”) up to $600,000,000 in aggregate principal amount of the Issuers’ registered 9% Senior Secured Notes due 2017 (the “2017 Exchange Notes”) for outstanding unregistered 9% Senior Secured Notes due 2017 (the “Original 2017 Notes”) and up to $300,000,000 in aggregate principal amount of the Issuers’ registered 11 1/4% Senior Notes due 2018 (together with the 2017 Exchange Notes, the “Exchange Notes”) for outstanding unregistered 11 1/4% Senior Notes due 2018 (together with the Original 2017 Notes, the “Original Notes”), the Issuers hereby represent that:

(A)

The Issuers have not entered into any arrangement or understanding with any person to distribute the Exchange Notes to be received in the Exchange Offer and, to the best of the Issuers’ information and belief, each person participating in the Exchange Offer is acquiring the Exchange Notes in its ordinary course of business and has no arrangement or understanding with any person to participate in the distribution of the Exchange Notes to be received in the Exchange Offer. In this regard, the Issuers shall make each person participating in the Exchange Offer aware, through the prospectus relating to the Exchange Offer (the “Prospectus”) or otherwise, that if the Exchange Offer is being registered for the purpose of secondary resales, any holder of Original Notes using the Exchange Offer to participate in a

Mr. Justin Dobbie

U.S. Securities and Exchange Commission

July 16, 2013

distribution of the Exchange Notes (i) could not rely on the position of the staff of the Commission enunciated in Exxon Capital Holdings Corp. (available May 13, 1988), Morgan Stanley & Co. Inc. (available June 5, 1991), Shearman & Sterling (available July 2, 1993) or similar letters (unlike the Issuers, who are relying on such letters, among other things) and (ii) must comply with the registration and prospectus delivery requirements of the Securities Act of 1933, as amended (the “Securities Act”), in connection with a secondary resale transaction. The Issuers acknowledge that such a secondary resale transaction should be covered by an effective registration statement containing the selling securityholder information required by Item 507 of Regulation S-K of the Securities Act.

(B)	No broker-dealer that may participate in the Exchange Offer with respect to Original Notes acquired for its own account as a result of market-making activities or other trading activities has entered into any arrangement or understanding with the Issuers or any affiliate of the Issuers to distribute the Exchange Notes to be received in the Exchange Offer.

(C)	The Issuers (i) shall make each person participating in the Exchange Offer aware, through the Prospectus, that any broker-dealer who holds Original Notes acquired for its own account as a result of market-making activities or other trading activities, and who receives Exchange Notes in exchange for such Original Notes pursuant to the Exchange Offer, may be a statutory underwriter and must deliver the Prospectus in connection with any resale of the Exchange Notes and (ii) shall include in the transmittal letter or similar documentation to be executed by an exchange offeree in order to participate in the Exchange Offer the additional provision that, if the exchange offeree is a broker-dealer holding Original Notes acquired for its own account as a result of market-making activities or other trading activities, such broker-dealer acknowledges that it will deliver a prospectus meeting the requirements of the Securities Act in connection with any resale of Exchange Notes received in respect of such Original Notes pursuant to the Exchange Offer. The transmittal letter or similar documentation shall also include a statement to the effect that by so acknowledging and by delivering a prospectus, a broker-dealer will not be deemed to admit that it is an “underwriter” within the meaning of the Securities Act.

The Issuers note that they are registering the Exchange Offer in reliance on the Commission’s position in the no-action letters issued to Exxon Capital Holdings Corp. (available May 13, 1988), Morgan Stanley & Co. Inc. (available June 5, 1991) and Shearman & Sterling (available July 2, 1993).

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Mr. Justin Dobbie

U.S. Securities and Exchange Commission

July 16, 2013

Very truly yours,

RYERSON INC.

By:	/s/ Michael C. Arnold
Name: Michael C. Arnold
Title: Chief Executive Officer

JOSEPH T. RYERSON & SON, INC.

By:	/s/ Michael C. Arnold
Name: Michael C. Arnold
Title: Chief Executive Officer